FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on a discloseable transaction regarding the acquisition of certain equity interests by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 4, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

DISCLOSEABLE TRANSACTION

•
On 31 December 2009, the Company entered into the Equity Interest Transfer Contract with the Transferors, pursuant to which the Company agreed to acquire from the Transferors the Target Equity Interest for an aggregate consideration of RMB8.625 billion. The purchase price will be funded by the Company’s internal cash surplus. The purchase price was determined on arm’s length terms between the parties.

•
As the transaction scale of the Acquisition exceeds 5% (but less than 25%) of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisition therefore constitutes a discloseable transaction of the Company.

BACKGROUND

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, owning within the PRC a generation capacity of 45,340 MW on an equity basis.

The Transferors of the Acquisition are Shandong Power and Luneng Development. Shandong Power is principally engaged in sale of power, having a paid-up capital of RMB9.86 billion. Luneng Development is principally engaged in sale and production of electricity, heat-power, having a registered shall capital of RMB2.01 billion. Shandong Power and Luneng Development do not hold any shares in the Company and are also third parties independent of the Company and connected persons of the Company.

As the transaction scale of the Acquisition exceeds 5% (but less than 25%) of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Acquisition constitutes a discloseable transaction of the Company.

EQUITY INTEREST TRANSFER CONTRACT

Date:	31 December 2009

Parties:	Sellers:	Transferors

	Purchaser:	the Company

Subject matter
to be acquired:
Target Equity Interest, which includes 100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Luneng Biological, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation Preliminary Stage Project Achievements, all of which are owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development.

Consideration:
The aggregate consideration for the purchase of the Target Equity Interest is RMB8.625 billion, payable in cash and to be funded by the Company’s internal cash surplus. The purchase price was determined on the basis of normal commercial terms and arm’s length negotiations between the parties thereto.

Payment of
consideration:
Within 10 working days after the signing of the Equity Interest Transfer Contract, Huaneng shall pay to the Transferors the first installment of RMB2 billion. On the 15th working day after the SASAC approved the Acquisition,

Huaneng Power shall pay to the Transferors RMB2.39875 billion. 30% of the relevant consideration shall be paid within 10 working days after the closing of the transfer of the relevant Target Equity Interest. The remaining 19% of the relevant consideration shall be paid within three months after the closing of the transfer of each of the corresponding Target Equity Interest.

Closing:
The closing obligation of the parties shall arise on the day on which the Acquisition is approved by SASAC. Transfer of share equity shall be completed on the 20th working days after settlement of the second payment of the consideration by Huaneng Power or on a day as agreed by the parties. Completion of the Preliminary Stage Project shall take place when parties have processed the relevant applications.

INFORMATION REGARDING THE TARGET EQUITY INTEREST

(1)	Diandong Energy

	Date of incorporation:	29 April 2003

	Type of enterprise:	limited liability company

	Registered capital:	RMB 1,800,000,000

Scope of business:
Investment, development, operation and management of power projects; power generation, production and sale; development, production, operation and management of new energy projects; investment, development, production, operation and management of coal projects; consultation on power and energy projects; environmental technical development, technical transfer, technical consultation and technical services. Import of raw materials, auxiliary materials, instruments, apparatuses, machinery, equipment, parts and technology as needed by the enterprise itself (if special approval from the State is necessary for any of the above, a valid Permit or Qualification will be required for the production or operation) (if any special approval is required for any of the above as stipulated in the laws or administrative regulations, the enterprise shall develop its operational activities in accordance with the project and time period so approved)

Diandong Energy, located in Yunnan Province, was incorporated on 29 April 2003. Pursuant to the approval by the National Development and Reform Commission, Diandong Energy has constructed 4 x 600MW coal-fired generating units and developed Bailongshan coal mine with a capacity of 8,000,000 tons/year. As approved by the National Development and Reform Commission, Diandong Energy adopts the development mode of coal-electricity integration, i.e. the fuel coal of the power plants of Diandong Energy to be supplied by Bailongshan coal mine. Diandong Energy’s 4 x 600MW coal-fired generating units commenced operation in February 2006, July 2006, November 2006 and May 2007, respectively.

Diandong Energy is a wholly owned subsidiary of Shandong Power. Upon completion of the Acquisition, the Company will hold a 100% interest in Diandong Energy and the financial results of Diandong Energy will be consolidated into the Company’s financial statements.

Diandong Energy has another 4 x 600MW planned coal-fired project.

The unaudited total assets, total liabilities, loss before tax and net loss of Diandong Energy in 2007 were RMB13,475.82 million, RMB11,715.70 million, RMB12.41 million and RMB12.41 million, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Diandong Energy being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Diandong Energy amounted to RMB 3.530 billion.

Shandong Power has warranted that its equity interest in Diandong Energy is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Diandong Energy

The following is a summary of the financial information of Diandong Energy as at 31 December 2008 and 30 November 2009 and for the year ended and 31 December 2008 and the period of eleven months ended 30 November 2009, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	13,087,390	11,877,210
Total liabilities	11,541,958	10,178,415
Receivables	794,399	656,086
Contingent liabilities*	1,476,600	1,476,600
Net asset	1,545,432	1,698,795

*	Such contingent liabilities are guarantees given by Diandong Energy

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	2,383,490	3,065,173
Operating (loss)/profit	-213,867	132,485
(Loss)/profit before tax	-214,688	146,812
Effective tax rate	—	—
Net (loss)/profit	-214,688	146,812

(2)	Diandong Yuwang

	Date of incorporation:	18 January 2005

	Type of enterprise:	limited liability company

Registered capital:	RMB 1,139,000,000

Scope of business:
Investment, development, operation and management of power projects; power generation, production and sale; development, production, operation and management of new energy projects; investment, development, production, operation and management of coal projects; consultation on power and energy projects; environmental technical development, technical transfer, technical consultation and technical services. Import of raw materials, auxiliary materials, instruments, apparatuses, machinery, equipment, parts and technology as needed by the enterprise itself (excluding the goods and technologies limited to certain companies or prohibited by the State from being exported or imported) (any project requiring the special approval from the state and its time period shall be dealt with in accordance with the relevant permit) (if any special approval is necessary for any of the above as stipulated in the relevant laws or administrative regulations, the company shall develop its operational activities in accordance with the project and time period so approved)

Diandong Yuwang, located in Yunnan Province, was incorporated on 18 January 2005. Pursuant to an approval by the National Development and Reform Commission, Diandong Yuwang will construct 2 x 600MW coal-fired generating units. The fuel coal of the power plants of Diandong Yuwang is to be supplied by the ancillary Yuwang coal mine. Diandong Yuwang’s 1 x 600MW coal-fired generating unit has already put into trial production in July 2009. Diandong Yuwang is currently constructing another 600MW coal-fired generating unit which is at the debugging stage and expected to commence operation in March 2010. Diandong Yuwang is developing the Yuwang coal mine, of which has a construction scale of 3,000,000 tons/year. It also owns a preliminary project for 2 x 600MW coal-fired generating units. The feasibility study for the preliminary project has been completed and it is undergoing the application procedures for the approval of the project construction. In addition, it has a wholly-owned subsidiary, namely, Luoping County Changdi Hydroelectric Power Industrial Development Co., Ltd. which is now constructing a project of 4 x 4,000KW hydro-power stations.

Diandong Yuwang is a wholly owned subsidiary of Shandong Power. Upon completion of the Acquisition, Diandong Yuwang will become a wholly owned subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, profit before tax and net profit of Diandong Yuwang in 2007 as shown in its consolidated financial statements were RMB2,054.36 million, RMB1,686.36 million, RMB0 and RMB0, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Diandong Yuwang being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Diandong Yuwang amounted to RMB 1.306 billion.

Shandong Power has warranted that its equity interest in Diandong Yuwang is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Diandong Yuwang as shown in its consolidated financial statements

The following is a summary of the financial information of Diandong Yuwang as at 31 December 2008 and 30 November 2009 and for the year ended and 31 December 2008 and the period of eleven months ended 30 November 2009 as shown in its consolidated financial statements, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	3,706,272	6,033,565
Total liabilities	3,067,272	4,917,988
Receivables	1,136	111,309
Contingent liabilities	—	—
Net asset	639,000	1,115,577

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	—	354,470
Operating loss	—	-23,423
Loss before tax	—	-23,423
Effective tax rate	—	—
Net loss	—	-23,423

(3)	Zhanhua Co-generation

	Date of incorporation:	3 July 2003

	Type of enterprise:	limited liability company

	Registered capital:	RMB 190,000,000

	Scope of business:	Production and sale of electricity and thermal energy (the permit valid until 4 September, 2026)

Zhanhua Co-generation, located in Shandong Province, was incorporated on 3 July 2003. Currently, Zhanhua Co-generation has 2 x 165MW co-generation units which were put into operation on 1 July 2005.

Zhanhua Co-generation still has an unused quota of 2 x 135 MW coal-fired generation units  under the policy of “replacing small coal-fired generating units with large coal-fired generating units”. Zhanhua Co-generation has two preliminary stage projects: (1) thermal power project of 2 x 660 MW, of which the feasibility study work has been finalised and the approvals of State Environmental Protection Administration and the Department of Construction of Shandong Province have been obtained, now pending submission to the National Development and Reform Commission for approval; and (2) thermal power project of 2 x 1,000 MW, of which the compilation of the feasibility study report for submission is completed.

Zhanhua Co-generation is a wholly owned subsidiary of Shandong Power. Upon completion of the Acquisition, Zhanhua Co-generation will become a wholly owned subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, loss before tax and net loss of Zhanhua Co-generation in 2007 were RMB1,665.77 million, RMB1,469.28 million, RMB1.80 million and RMB2.96 million, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Zhanhua Co-generation being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Zhanhua Co-generation amounted to RMB 0.327 billion.

Shandong Power has warranted that its equity interest in Zhanhua Co-generation is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Zhanhua Co-generation

The following is a summary of the financial information of Zhanhua Co-generation as at 31 December 2008 and 30 November 2009 and for the year ended 31 December 2008 and the period of eleven months ended 30 November 2009, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	1,422,295	1,218,876
Total liabilities	1,349,206	1,158,778
Receivables	18,273	127,207
Contingent liabilities*	275,000	334,000
Net asset	73,089	60,098

* Such contingent liabilities are the guarantee given by Zhanhua Co-generation.

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	651,193	629,713
Operating loss	-219,206	-211,996
Loss before tax	-229,614	-213,643
Effective tax rate	—	—
Net loss	-229,614	-213,643

Note:
As the relevant assets and liabilities of Zhanhua Power Plant of Luneng Development after 30 November 2009 had been consolidated to these of Zhanhua Co-generation, the relevant financial data of Zhanhua Co-generation indicated in this announcement was re-stated, consolidating the relevant financial information of Zhanhua Power Plant.

(4)	Luneng Biological

	Date of incorporation:	22 January 2007

	Type of enterprise:	limited liability company (investment by sole legal person)

	Registered capital:	RMB 109,000,000

	Scope of business:	biological power generation (other than those by special approvals)

Luneng Biological, located in Changchun City, was incorporated on 22 January 2007.  Luneng Biological is constructing Nongan Biological Power Plant (0.05 MW) and Jiutai Biological Power Plant (0.05 MW). In addition, Luneng Biological has a 50MW planned biomass power project.

Shangdong Power is the shareholder of Luneng Biological, which holds 100% equity interest Luneng Biological’s registered capital. Upon completion of the Acquisition, Luneng Biological will become a wholly owned subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, loss before tax and net loss of Luneng Biological in 2007 were RMB70.74 million, RMB44.13 million, RMB5.72 million and RMB5.72 million, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Luneng Biological being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Luneng Biological amounted to RMB 0.112 billion.

Shandong Power has warranted that its equity interest in Luneng Biological is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Luneng Biological

The following is a summary of the financial information of Luneng Biological as at 31 December 2008 and 30 November 2009 and for the year ended 31 December 2008 and the period of eleven months ended 30 November 2009, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	70,998	454,086
Total liabilities	46,293	352,593
Receivables	1,654	738
Contingent liabilities	—	—
Net asset	24,706	101,493

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	—	—
Operating loss	-1,971	-2,156
Loss before tax	-1,971	-2,212
Effective tax rate	—	—
Net loss	-1,971	-2,212

(5)	Luoyuanwan Harbour

	Date of incorporation:	7 January 2005

	Type of enterprise:	limited liability company

	Registered capital:	RMB 850,140,000

	Paid-up capital:	RMB 652,200,000

Scope of business:
Port management; port cargo loading/unloading; information consultation; supply of materials for water conveyance; transfer services, warehousing services, terminals and transit stations within the port; investment and development of port services (if any of the above requires special or exclusive approval of the state, the relevant stipulations of the State shall prevail)

Luoyuanwan Harbour, located in Fujian Province, was incorporated on 7 January 2005. Luoyuanwan Harbour is constructing and operating Berth 4# (a 50,000-tonnage general-purpose pier with a planned annual throughput capacity of 1,920,000 tons) at the Bili Work Zone, Luoyuanwan Harbor, Fuzhou Port; Berth 5# (a 50,000-tonnage multi-purposes pier with planned annual throughput capacity of 1,370,000 tons) at the Bili Work Zone, Luoyuanwan Harbor, Fuzhou Port; and the Phase I of the engineering project of the Jiangjunmao Work Zone (a 150,000-tonnage general-purpose pier with a planned annual throughput capacity of 10,000,000 tons), Luoyuanwan Harbour, Fuzhou Port. In addition, Luoyuanwan Harbour also holds the preliminary stage of the reclamation project of Niukengwan Port and the processing and logistic zones thereof.

Luoyuanwan Harbour has two subsidiaries, namely Fujian Xinhuanyuan Industrial Co., Ltd. (a producer and seller of mineral water) and Fujian Luneng Yingda Co., Ltd. (the business not start yet). The registered capital of Fujian Xinhuanyuan Industrial Co., Ltd. is RMB 93.20 million and the paid-in capital thereof is RMB 67.60 million. The registered capital of Fujian Luneng Yingda Co., Ltd. is RMB 50 million and the paid-in capital thereof is RMB 50 million.

Shandong Power and Luneng Development are the shareholders of Luoyuanwan Harbour, holding 60.25% and 39.75% equity interest thereof, respectively. The investment costs of Luneng Development amounted to RMB140 million.

Upon completion of the Acquisition, Luoyuanwan Harbour will become a wholly owned subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, loss before tax and net loss of Luoyuanwan Harbour in 2007 as shown in its consolidated financial statements were RMB846.06 million, RMB489.04 million, RMB0.18 million and RMB0.18 million, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Luoyuanwan Harbour being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Luoyuanwan Harbour amounted to RMB 0.906 billion.

Each of Shandong Power and Luneng Development has warranted that its equity interests in Luoyuanwan Harbour are not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Luoyuanwan Harbour as shown in its consolidated financial statements

The following is a summary of the financial information of Luoyuanwan Harbour as at 31 December 2008 and 30 November 2009 and for the year ended 31 December 2008 and the period of eleven months ended 30 November 2009 as shown in its consolidated financial statements, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	1,604,840	2,451,413
Total liabilities	1,255,991	1,782,469
Receivables	76,425	148,486
Contingent liabilities	—	—
Net asset	348,848	668,943

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	690	73,476
Operating (loss)/profit	-8,174	16,980
(Loss)/profit before tax	-8,174	16,984
Effective tax rate	—	—
Net (loss)/profit	-8,174	16,984

(6)	Luoyuanwan Pier

	Date of incorporation:	12 February 2003

Type of enterprise:	limited liability company (controlling stake held by the State)

Registered capital:	RMB 85,000,000

Scope of business:
Port management; port cargo loading/unloading; information consultation services; transfer and warehousing services, and terminals and transit stations within the port; and investment and development of port services. (If approval is required for any of the above, such approval shall be obtained from the relevant department before the business operation commences)

Luoyuanwan Pier, located in Fujian Province, was incorporated on 12 February 2003. Currently, Luoyuanwan Pier operates Shiqi Pier at Luoyuanwan Port Area, Fuzhou Port. Shiqi Pier is a 30,000-tonnage multi-purpose pier, the planned annual throughput capacity of which is 1,600,000 tons, which has already been put into operation.

The controlling shareholder of Luoyuanwan Pier is Shandong Power which holds 58.3% of the equity interest in the registered capital thereof. The other shareholders include Fuzhou Port Group Co., Ltd. (“Fuzhou Port”), Fuzhou Rongcheng Port Development Co., Ltd. (“Fuzhou Rongcheng”) and Luoyuan State Assets Operation Company (“Luoyuan Operation”), holding 32.1%, 4.8% and 4.8% of the equity interest therein, respectively. Fuzhou Port, Fuzhou Rongcheng and Luoyuan Operation are third parties independent of the Company and connected persons of the Company. For the transfer hereunder, the letters of consent to waive their pre-emptive rights are still to be obtained from Fuzhou Port, Fuzhou Rongcheng and Luoyuan Operation. Upon completion of the transfer hereunder, the Company will hold 58.3% of the equity interest of Luoyuanwan Pier while Luoyuanwan Pier will become a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, profit before tax and net profit of Luoyuanwan Pier in 2007 were RMB216.98 million, RMB128.18 million, RMB2.36 million and RMB1.68 million, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Luoyuanwan Pier being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Luoyuanwan Pier amounted to RMB 0.162 billion.

Shandong Power has warranted that its equity interest in Luoyuanwan Pier is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Luoyuanwan Pier

The following is a summary of the financial information of Luoyuanwan Pier as at 31 December 2008 and 30 November 2009 and for the year ended 31 December 2008 and the period of eleven months ended 30 November 2009, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	225,330	244,848
Total liabilities	132,635	137,084
Receivables	10,080	32,836
Contingent liabilities	—	—
Net asset	92,695	107,764

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	35,850	57,211
Operating profit	638	19,487
Profit before tax	639	19,486
Effective tax rate	25%	25%
Net (loss)/profit	-701	14,784

(7)	Ludao Pier

	Date of incorporation:	25 May 1999

	Type of enterprise:	limited liability company (controlling stake held by the State)

	Registered capital:	RMB 70,000,000

Scope of business:
Water supply, cargo loading/unloading, warehousing and shipping agency services at the port; ship cargo sourcing services; sale of diesel (the pre-approval is required before this business operation can begin); provision of ship-needed materials; and trade of agricultural byproducts. (If approval is required for any of the above, such approval shall be obtained from the relevant department before the business operation commences.)

Ludao Pier, located in Fujian Province, was incorporated on 25 May 1999. Currently, Luodao Pier operates the Jilongyudao - Ludao transportation pier (a 3,000-tonnage passenger/cargo pier) in Luoyuan, the Songshan - Ludao transportation pier (a 3,000-tonnage passenger/cargo pier) in Luoyuan and the Datou-Jiaozhan pier (that is designed to berth 5,000-tonnage ships) in Luoyuan, as well as Yaqin Filling Station. Jilongyu Islands - Ludao transportation pier and the Songshan - Ludao transportation pier have been put into operation in 2006, and the Dantou-Jiaozhan pier in Luoyuan County has now been put into trial operation. The total annual throughput capacity of such piers is 1,800,000 tons. Luoyuan Songshan - Ludao transportation pier is still applying for the port operation licence.

The controlling shareholder of Ludao Pier is Shandong Power which holds 73.46% of the equity interest in the registered capital thereof. The other shareholder is Wu Zhuyu who holds 26.54% of the equity interest in the registered capital of Ludao Pier. Wu Zhuyu is a third party independent of the Company and connected persons of the Company. For the transfer hereunder, the letter of consent to waive its pre-emptive rights is further required from Wu Zhuyu. Upon completion of the transfer hereunder, the Company will hold 73.46% of the equity interest of Ludao Pier. Ludao Pier will become a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, profit before tax and net profit of Ludao Pier in 2007 were RMB224.69 million, RMB43.89 million, RMB1.48 million and RMB0.29 million, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Ludao Pier being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Ludao Pier amounted to RMB 0.24 billion.

Shandong Power has warranted that its equity interest in Ludao Pier is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Ludao Pier

The following is a summary of the financial information of Ludao Pier as at 31 December 2008 and 30 November 2009 and for the year ended 31 December 2008 and the period of eleven months ended 30 November 2009, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	206,165	207,751
Total liabilities	23,766	22,548
Receivables	38,390	42,905
Contingent liabilities	—	—
Net asset	182,399	185,204

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November

	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	29,039	28,857
Operating profit	2,494	3,663
Profit before tax	2,634	3,627
Effective tax rate*	3.3%	25%
Net profit	1,595	2,805

* The profit tax of Ludao Pier for 2008 was charged at a fixed rate of 3.3% of revenue

(8)	Luneng Jiaonan Port

	Date of incorporation:	30 March 2006

	Type of enterprise:	limited liability company (investment by sole legal person)

	Registered capital:	RMB 300,000,000

Scope of business:
General businesses: port cargo loading/unloading, transportation within the cargo, warehousing (dangerous goods excluded), cargo terminals and transit stations within the port; and supply of goods for water conveyance. (If approval is required for any of the above, such approval shall be obtained from the relevant department before the business operation commences.)

Luneng Jiaonan Port, located in Qingdao, was incorporated on 30 March 2006. Luneng Jiaonan Port is constructing a 50,000-tonnage general-purpose berth (the planned annual throughput capacity of which is 1,850,000 tons) at Dongjiakou Port Area of Qingdao Port and a 35,000-tonnage general-purpose berth (the planned annual throughput capacity being 1,100,000 tons per annum) at Dongjiakou Port Area of Qingdao Port. Luneng Jiaonan Port also has 2 x 1,000 MW planned coal-fired projects.

Shandong Power is the shareholder of Luneng Jiaonan Port, holdings 100% equity interest of the registered capital of Luneng Jiaonan Port.

Upon completion of the Acquisition, Luneng Jiaonan Port will become a wholly owned subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, profit before tax and net profit of Luneng Jiaonan Port in 2007 were RMB151.49 million, RMB51.59 million, RMB0 and RMB0, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Luneng Jiaonan Port being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Luneng Jiaonan Port amounted to RMB 0.366 billion.

Shandong Power has warranted that its equity interest in Luneng Jiaonan Port is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Luneng Jiaonan Port

The following is a summary of the financial information of Luneng Jiaonan Port as at 31 December 2008 and 30 November 2009 and for the year ended 31 December 2008 and the period of eleven months ended 30 November 2009, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	340,557	517,550
Total liabilities	140,660	217,550
Receivables	237	103,802
Contingent liabilities	—	—
Net asset	199,896	300,000

For the
period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	—	—
Operating profit	—	—
Profit before tax	—	—
Effective tax rate	—	—
Net profit	—	—

(9)	Luneng Sea Transportation

	Date of incorporation:	26 May 1993

	Type of enterprise:	limited liability company

	Registered capital:	RMB 45,000,000

	Scope of business:	Cargo conveyance between domestic coastal ports (valid until 31 October 2012); cargo storage (inflammable or explosive goods excluded); and marine transportation information consultation

Luneng Sea Transportation, located in Shandong Province, was incorporated on 26 May 1993. Currently, Luneng Sea Transportation owns five 20,000-tonnage coal transportation vessels and is engaged mainly in the cargo transportation (mostly coal transportation) between the domestic coastal ports.

The controlling shareholder of Luneng Sea Transportation is Shandong Power which holds 53% of the equity interest in the registered capital thereof. The other shareholders are Shandong Longkou Longhua Industrial Co., Ltd. (“Shandong Longkou Longhua”), Weihai Zhenghua Investment Management Co., Ltd. (“Weihai Zhenghua”) and Wehai Sea Transportation Co., Ltd. (“Wehai Sea Transportation”), which respectively hold 21%, 21% and 5% of the equity interest in the registered capital of Luneng Sea Transportation.

Shandong Longkou, Weihai Zhenghua and Wehai Sea Transportation are third parties independent of the Company and connected persons of the Company. The letters of consent to waive their pre-emptive rights are further required from Shandong Longkou Longhua, Weihai Zhenghua and Wehai Sea Transportation.

Upon completion of the Acquisition, Luneng Sea Transportation will become a subsidiary of the Company and its financial results will be consolidated into the Company’s financial statements.

The unaudited total assets, total liabilities, profit before tax and net profit of Luneng Sea Transportation in 2007 were RMB275.9 million, RMB152.46 million, RMB45.68 million and RMB30.65 million, respectively.

As appraised by CEA by adopting replacement cost method and also assuming Luneng Sea Transportation being a going concern as at the asset appraisal date (i.e. 30 November 2009), the appraised net asset value of Luneng Sea Transportation amounted to RMB 0.21 billion.

Shandong Power has warranted that its equity interest in Luneng Sea Transportation is not subject to any mortgage, charge, lien or third party rights.

Selected financial information of Luneng Sea Transportation

The following is a summary of the financial information of Luneng Sea Transportation as at 31 December 2008 and 30 November 2009 and for the year ended 31 December 2008 and the period of eleven months ended 30 November 2009, prepared in accordance with the PRC Accounting Standards:

	As at	As at
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Total asset	345,155	330,319
Total liabilities	146,609	136,801
Receivables	16,006	18,337
Contingent liabilities	—	—
Net asset	198,547	193,518

		For the
		period of
	For the	eleven
	year ended	months ended
	31 December	30 November
	2008	2009
	(unaudited)	(unaudited)
(RMB in thousands, except percentage)

Operating revenue	228,122	84,651
Operating profit/(loss)	97,646	-16,152
Profit/(loss) before tax	101,157	-5,029
Effective tax rate	25%	25%
Net profit/(loss)	75,698	-5,029

(10)	Preliminary Stage Projects

The Target Equity Interest also includes the following Preliminary Stage Projects: (1) Rizhao Lanshan 4 x 660 MW coal-fired project, the construction application for which has been submitted by Shandong Province Development and Reform Commission to the National Development and Reform Commission, now pending the reply and approval from the latter; and (2) Luoyuanwan 2 x 660 MW coal-fired project, the feasibility study for which has been completed while the construction application for which has been submitted by Fujian Province Development and Reform Commission to the National Development and Reform Commission.

Reasons for the Acquisition, Pricing Factors and Impact

On top of the basis of the appraised value of the Target Equity Interest (i.e. RMB6,928 billion), the pricing principle of the Acquisition has also taken into account the factors including combined synergy and profitability of the Target Equity Interest, the preliminary stage projects, planned projects and closing-down capacity. The aggregate consideration was therefore agreed at RMB 8.625 billion.

The Acquisition reflects the Company’s implementation of its development strategy which focuses on both green-field development and acquisition. Upon completion of the Acquisition, the operation scale and geographical coverage of the Company will be expanded, and as a result, the profitability of the Company will be enhanced. This helps to strengthen the Company’s position as one of the largest independent power producers in China. Under the condition that the State is trying to cope with the global challenges and in order to maintain steady and rapid economic development, the acquisition of power assets (especially assets jointly operated by power enterprise and coal enterprise) can help to further enlarge the dominance of operation scale, to capture more market shares, to strengthen the competitive edges and to increase the value of the shareholders’ equity. The Acquisition brings the Company into the power market in Yuannan Province, and helps to further strengthen the Company’s position in the power market in Shandong Province. Moreover, the Acquisition achieves the combined synergy effect from the facilities of coal, power and harbour, which is conducive to improve the assets structure, to expand industry chain and to cultivate new growth points of the Company.

Upon completion of the Acquisition, the Company will obtain an operating controlling generation capacity of 3,300 MW (coal-fired), an equity-based generation capacity of 3,300MW, a generation capacity under construction as approved of 716 MW (including 600 MW of coal-fired generation capacity, 16 MW hydropower generation capacity and 100 biomass generation capacity), a capacity of preliminary stage projects and planned projects of 12,930 MW, a closing-down capacity (due to the policy of replacing small coal-fired generating units by large coal-fired generating units) of 270 MW, the coal projects with geological reserves of 2.777 billion tons with exploitation reserves of 1.804 billion tons and planned capacity of 8 million tons per year, two harbours with 10 docks (where six of which are in operation with an aggregate annual throughput capacity of 6,690,000 tons, three of which are under construction with an aggregate planned annual throughput capacity of 12,950,000 tons and one of which is a preliminary stage project) and five vessels each with shipping captivity of 20,000 tons.

The key power plants acquired under the Acquisition are located on the main channel of the West-east Electricity Transmission Project, thus having good business prospects. In particular, the Bailongshan coal mine and Yuwang coal mine will support the projects of Diandong and Yuwang. The advantage of coal-electricity integration could be fully realised after the coal mines are put into operation. Under the current condition, obtaining approvals for new development projects is expected to take longer time with considerable difficulties. The assets acquired this time include operating projects, projects under construction, approved preliminary projects and closing-down capacity as a result of the policy of replacing small coal-fired generating units by large coal-fired generating units. Such assets carry follow-on development potential which makes sustainable development possible.

Progressing the integration of such assets, especially the completion of coal-electricity integration, will bring notable benefit for the Company. The Acquisition is conducive to develop the Company’s business and to enhance the profitability of the Company.

The Acquisition has no material impact on the assets, liabilities and revenue of the Company.

The consideration of the Acquisition was arrived at after various negotiations among the parties, and has already taken into account the market environment, operating conditions, and profitability of the Target Equity Interest, particularly, the asset valuation report prepared by CEA.

The board of Directors considers that the terms of the Acquisition are fair and reasonable and the Acquisition is in the interests of the Company and the shareholders as a whole.

The Acquisition constitutes a discloseable transaction of the Company. The Directors (including independent non-executive Directors) are of the view that the Equity Interest Transfer Contract were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms; and (iii) on terms that are fair and reasonable and the Equity Interest Transfer Contract are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

“Acquisition”	the acquisition of the Target Equity Interest by the Company from the Transferors;

“CEA”	China Enterprise Appraisals Company, Inc., an independent asset appraisal institution which is qualified to participate in securities related matters;

“Closing”	the closing of the Acquisition;

“Company”, “HPI”	Huaneng Power International, Inc.;

“Directors”	the directors (including independent non-executive directors) of the Company;

“Diandong Yuwang”	Yunnan Diandong Yuwang Energy Limited Company;

“Diandong Energy”	Yunnan Diandong Energy Limited Company;

“Equity Interest Transfer Contract”	the equity interest transfer contract entered into between the Company and the Transferors on 31 December 2009;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Ludao Pier”	Luoyuan Luneng Ludao Pier Limited Liability Company;

“Luoyuanwan Harbour”	Fujian Luoyuanwan Luneng Harbour Limited Liability Company;

“Luoyuanwan Pier”	Fuzhou Port Luoyuanwan Pier Limited Liability Company;

“Luneng Biological”	Jilin Luneng Biological Power Generation Limited Company;

“Luneng Development”	Shandong Luneng Development Group Company Limited ;

“Luneng Jiaonan Port”	Qingdao Luneng Jiaonan Port Limited Company;

“Luneng Sea Transportation”	Shandong Luneng Sea Transportation Limited Company;

“PRC”	the People’s Republic of China;

“Preliminary Stage Project Achievements”	the achievements of the preliminary stage of two development projects by Shandong Power, namely, the 4x 660 MW coal-fired project of Rizhao Lanshan and 2x660MW coal-fired project of Luoyuanwan;

“RMB”	the lawful currency of the PRC;

“SASAC”	State-owned Assets Supervision and Administration Commission of the State Council of the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Shandong Power”	Shandong Electric Power Corporation;

“Transferors”	Shandong Power and Luneng Development, individually or collectively;

“Target Enterprises”
Diandong Energy, Diandong Yuwang, Zhanhua Co-generation, Luneng Biological, Luoyuanwan Harbour, Luoyuanwan Pier, Ludao Pier, Luneng Jiaonan Port and Luneng Sea Transportation, individually or collectively;

“Target Equity Interest”
100% equity interest in the registered capital of Diandong Energy, 100% equity interest in the registered capital of Diandong Yuwang, 100% equity interest in the registered capital of Zhanhua Co-generation, 100% equity interest in the registered capital of Luneng Biological, 60.25% equity interest in the registered capital of Luoyuanwan Harbour, 58.3% equity interest in the registered capital of Luoyuanwan Pier, 73.46% equity interest in the registered capital of Ludao Pier, 100% equity interest in the registered capital of Luneng Jiaonan Port, 53% equity interest in the registered capital of Luneng Sea Transportation, Preliminary Stage Project Achievements, all of which are owned by Shandong Power, and 39.75% equity interest in the registered capital of Luoyuanwan Harbour owned by Luneng Development, individually or collectively, all owned by Shandong Power; and

“Zhanhua Co-generation”	Shandong Zhanhua Co-generation Limited Company.

By Order of the Board
Huaneng Power International, Inc.

Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
4 January 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan

Company Secretary

Date:    January 4, 2010